Exhibit 99.1

TransAlta awarded 25-year power purchase agreement with New Brunswick Power, expands renewable energy portfolio

CALGARY, Alberta (Jan. 19, 2007) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it has been awarded a 25-year Power Purchase Agreement  to provide 75-megawatts (MW) of wind power to New Brunswick Power Distribution and Customer Service Corporation.

Under the agreement, TransAlta will construct, own and operate a wind power facility in New Brunswick. Terms of the agreement are confidential. The capital cost of the project is estimated to be $130 million. The project is subject to regulatory and environmental approvals and is expected to begin commercial operations by the end of 2008. Natural Forces Technologies Inc., a local Atlantic Canada wind developer is TransAlta’s co-development partner in this project.

“Wind power is an integral part of our growth plan and we are pleased to be developing this project with New Brunswick Power and expanding our renewable energy portfolio,” said Steve Snyder, TransAlta’s President and CEO. “We’ve been building wind farms in Western Canada for 10 years and see this as an opportunity to expand our wind power expertise into a market that has expressed a desire for clean, renewable energy. We’re pleased to have a long-term contract with a superb customer and energy supplier like New Brunswick Power.”

The single-site, 25-turbine wind farm will be located in the Kent Hills area of New Brunswick. TransAlta expects construction to commence by early 2008.  TransAlta will work with local firms for the construction and ongoing operation of the Kent Hills wind farm providing long-term economic benefits to the region.

Once complete, the Kent Hills wind farm will provide 220,000 megawatt hours per year, enough electricity to meet the needs of approximately 13,600 homes. The facility will use 3.0 MW wind turbines purchased from Vestas-Canada Wind Technology Inc. for wind power turbines. With the addition of Kent Hills, TransAlta will operate approximately 260 MW of wind generated power in Canada.

The Canadian Wind Energy Association expects the Canadian wind power market, currently at 1,340 MW, to grow to 10,000 MW by 2015.  Since its acquisition of Vision Quest Windelectric in 2002, TransAlta has tripled its wind business.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

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Exhibit 99.1

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Cell:  (403) 471-6816

Phone:  (403) 267-2520

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com